Exhibit 99.1

NICE Actimize Receives 2022 “Best Technology Management Team North
America” Award from Global Banking and Finance Review

The award highlights the NICE Actimize technology management team’s leadership in digital innovation and its financial crime market sector expertise

Hoboken, N.J., March 1, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that Global Banking and Finance Review, a financial media platform with over three million readers worldwide, has awarded the company the “Best Technology Management Team, North America” award for 2022. The management team award is the seventh honor received by NICE Actimize from Global Banking & Finance Review for 2022, joining its “Best-Anti-Fraud/Security Solutions” and “Excellence in Innovation” awards for the Asia Pacific, Europe and North American regions.

Driving digital innovation and leveraging its decades of financial crime expertise, NICE Actimize’s technology management team of cloud developers, artificial intelligence experts, and data scientists, launched multiple new financial crime solutions this past year, addressed such product trends as advanced sanctions screening, dark web intelligence, entity risk solutions, conduct surveillance, and new account fraud offerings, among just a few signature solution categories. Further integrating its recent company acquisitions into the NICE Actimize family, NICE Actimize’s technology management team led the continued success of two financial crime platforms, X-Sight and Xceed, addressing the challenges of top-tier traditional banks and mid-tier financial institutions, along with a focus on neobanks, crypto firms, and more.

Explains Wanda Rich, Editor, Global Banking and Finance Review, “Our judges and editorial team congratulate NICE Actimize’s technology management team for its outstanding contributions to fighting financial crime and its successful expansion into new markets by addressing the growing demand for cloud-focused solutions, and in forging digital innovation across the full scope of anti-money laundering, enterprise fraud, holistic conduct surveillance, and case management. We are honored to acknowledge NICE Actimize and its technology management team as this year’s winners of our Best Technology Management Team, North America, award.”

Notes Craig Costigan, CEO, NICE Actimize, “We are honored that Global Banking and Finance Review distinguishes our world-class technology management team and its numerous contributions to providing innovative financial crime and compliance solutions that meet the challenges of our customers. We will continue to offer innovation and advanced technologies in artificial intelligence, machine learning, and high performing cloud-based solutions that take our customers into the digital future.”

NICE Actimize combines deep industry expertise and a patented technology platform to quickly enable global businesses to increase their insight into real-time customer behavior and improve risk and compliance performance. NICE Actimize provides enterprise risk management solutions to banks, insurance companies, payment companies, and government entities around the world.

•	Please click here to learn more about the Global Banking and Finance Review award wins.
•	Please click here to learn about the “Who’s Who” of NICE Actimize’s Technology Management team.

About Global Banking and Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud, and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the "Company"). In some cases, such forward-looking statements can be identified by terms such as "believe," "expect," "seek," "may," "will," "intend," "should," "project," "anticipate," "plan," "estimate," or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the company's growth strategy; success and growth of the company's cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the company's dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the company; the effect of newly enacted or modified laws, regulation or standards on the company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the "SEC"). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the company's reports filed from time to time with the SEC, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the company undertakes no obligation to update or revise them, except as required by law.